SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                Amendment No. 1
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              Gasco Energy, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   367220100
 ------------------------------------------------------------------------------
                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 10, 2002
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                     13D

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
_______________________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________________
4    SOURCE OF FUNDS*
     PF
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_______________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                       3,271,900
SHARES                  _______________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                        390,500
EACH                    _______________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                      3,271,900
                        _______________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                390,500
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,687,400
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
_______________________________________________________________________________







CUSIP No. 367220100                   13D

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
_______________________________________________________________________________

3    SEC USE ONLY
_______________________________________________________________________________
4   SOURCE   OF FUNDS*
     PF
_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_______________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                       15,000
SHARES                  _______________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                        390,500
EACH                    _______________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                      15,000
                        _______________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                390,500
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,687,400
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       IN
_______________________________________________________________________________





CUSIP No. 367220100                      13D

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS:
       Seven Bridges Foundation, Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       06-1498953
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
_______________________________________________________________________________

3    SEC USE ONLY
_______________________________________________________________________________
4    SOURCE OF FUNDS*
     WC
_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
_______________________________________________________________________________
                         7    SOLE VOTING POWER
NUMBER OF                       10,000
SHARES                  _______________________________________________________
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                        0
EACH                    _______________________________________________________
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                     10,000
                        _______________________________________________________
                        10   SHARED DISPOSITIVE POWER
                                0
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,687,400
_______________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.8%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*
       CO
_______________________________________________________________________________





         This Amendment No. 1 amends and supplements the Schedule 13D filed on August 28, 2002 with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The first sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

         "The shares of Common Stock set forth in this Schedule 13D were purchased for an aggregate price of $5,027,967."

Item 5.  Interest in Securities of the Issuer.

         (a) The first two sentences of Item 5a are hereby amended and restated in their entirety as follows:

         "The share ownership set forth in this Item 5 is as of September 12, 2002. As of such date, Mr. McKenzie held 3,271,900 shares of Common Stock, comprised of 1,976,800 shares held by him personally and 1,295,100 shares held in his retirement accounts, through two custodians."

         (b) The first sentence of Item 5a is hereby amended and restated in its entirety as follows:

         "Mr. McKenzie has the sole power to vote and dispose of 3,271,900 shares of Common Stock, comprised of the shares held by him personally and in his individual retirement accounts."


                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2002


Richard C. McKenzie, Jr.


/s/ Richard C. McKenzie
----------------------------------


Margaret Byrne McKenzie


/s/ Margaret Byrne McKenzie
----------------------------------


SEVEN BRIDGES FOUNDATION, INC.

By:

/s/ Kathy Smith
----------------------------------
Name:  Kathy Smith
Title: Executive Director






Exhibit  1

                Schedule of Purchases and Sales of Common Stock

The following table amends and supplements Exhibit 1 to the Schedule 13D. All purchases occurred on the open market, and there were no sales of Common Stock by the reporting persons since August 28, 2002.

Richard C. McKenzie, Jr.

Date                       Number of Shares Purchased             Price

8/27/02                    30,000                                 $1.20
8/28/02                    15,500                                 $1.20
9/5/02                    100,000                                 $1.10
9/6/02                     30,000                                 $1.10
9/9/02                    100,000                                 $1.01
9/10/02                   119,000                                 $1.00
9/11/02                   190,000                                 $1.02
9/12/02                   200,000                                 $0.98